                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                ---------------

                          Date of report: June 7, 2001

                           TEEKAY SHIPPING CORPORATION
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                    TK House
                             Bayside Executive Park
                          West Bay Street & Blake Road
                       P.O. Box AP-59213, Nassau, Bahamas
                     ---------------------------------------
                     (Address of principal executive office)

                                ---------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X       Form 40-F
                                   -----               -----


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes               No   X
                                 -----            -----

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

     As of June 1, 2001, Teekay Shipping Corporation ("Teekay") had purchased the remaining two percent of the outstanding shares of Ugland Nordic Shipping ASA ("UNS"), for Norwegian Kroner 140 per share. This brings the total purchase price for all of the outstanding shares in UNS to approximately $223.3 million (including estimated transaction expenses of $7.0 million). UNS is the world's largest owner of shuttle tankers, controlling a modern fleet of 18 vessels (including three newbuildings) that engage in the transportation of oil from offshore production platforms to onshore storage and refinery facilities. The UNS fleet has an average age of 8.5 years (excluding three newbuildings), and operates primarily in the North Sea under long-term fixed-rate contracts. In addition, as of June 1, 2001, UNS owned approximately 14.4% of the publicly traded company Nordic American Tankers Shipping Ltd., the owner of three Suezmax tankers on a long-term contract to BP.

     For the year ended December 31, 2000, UNS earned net voyage revenues of approximately $69.1 million, resulting in income from vessel operations of approximately $23.8 million and net income of approximately $15.4 million. These amounts reflect the conversion from accounting principles generally accepted in Norway to those generally accepted in the United States.

     The acquisition of UNS has been accounted for using the purchase method of accounting, based upon preliminary estimates of fair value. The operating results of UNS have been reflected in Teekay's financial statements on a 100% basis commencing March 6, 2001, the effective date that Teekay acquired a majority interest in UNS. Minority interest expense, which is included as part of other income (loss), has been recorded to reflect the minority shareholders' share of UNS' net income for the period from March 6, 2001 to March 31, 2001.


FINANCIAL STATEMENTS AND PRO FORMA FINANCIAL INFORMATION

     (a)  Financial Statements of Business Acquired

          Ugland Nordic Shipping ASA Audited Consolidated Financial Statements:

           (i) Auditor's Reports of Deloitte & Touche, dated March 28, 2001 and April 7, 2000;

          (ii) Ugland Nordic Shipping ASA Consolidated Statements of Income for the years ended December 31, 2000, and 1999;

         (iii) Ugland Nordic Shipping ASA Consolidated Balance Sheets as at December 31, 2000, and 1999;

          (iv) Ugland Nordic Shipping ASA Consolidated Statements of Cash Flow for the years ended December 31, 2000, and 1999; and

           (v) Notes to the Consolidated Financial Statements.

          Ugland Nordic Shipping ASA Unaudited Interim Consolidated Financial
          Statements:

          (vi) Unaudited Consolidated Statements of Income for the three months ended March 31, 2001 and 2000 and Unaudited Consolidated Balance Sheet as at March 31, 2001.

     (b)  Unaudited Pro Forma Consolidated Condensed Financial Statements:

           (i) Unaudited Pro Forma Consolidated Condensed Balance Sheet as at March 31, 2001;

          (ii) Unaudited Pro Forma Consolidated Condensed Statement of Income for the three months ended March 31, 2001;

         (iii) Unaudited Pro Forma Consolidated Condensed Statement of Income for the year ended December 31, 2000; and

          (iv) Notes to Unaudited Pro Forma Consolidated Condensed Financial Statements.


THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

Deloitte & Touche
Statsautoriserte revisorer
Radhusgt, 1
N-3201 Tonsberg
Tel: 33 00 39 00
Fax: 33 00 39 01
www.deloitte.no / ww.deloitte-
legal.no                                                                  [LOGO]

                                 Translation from the original Norwegian version

To the Annual Shareholders' Meeting of Ugland Nordic Shipping ASA

                           AUDITOR'S REPORT FOR 2000

     We have audited the annual financial statements of Ugland Nordic Shipping ASA as of 31 December 2000, showing a profit of NOK 28.373.000 for the parent company and a profit of NOK 41.320.000 for the group. We have also audited the information in the Board of Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on the other information according to the requirements of the Norwegian Act on Auditing and Auditors.

     We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and generally accepted auditing standards in Norway. Generally accepted auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and generally accepted auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion,

     - the financial statements are prepared in accordance with the law and regulations and present the financial position of the Company and of the Group as of 31. December 2000, and the results of its operations and its cash flows for the year then ended, in accordance with generally accepted accounting principles in Norway.

     - the Company's management has fulfilled its duty to maintain the Company's accounting process in such a proper and well-arranged manner that the accounting process is in accordance with the law and generally accepted accounting practices.

     - the information in the Board of Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and complies with the law and regulations.

Tonsberg, 28, March 2001
DELOITTE & TOUCHE

Alf-Anton Eid (signed)
State Authorised Public Accountant (Norway)

[LOGO]                       Bergen Floro Forde Haugesund Knarvik Kristiansand Levanger
                             Lyngdal Oslo
                             Skien Sogndal Stavanger Steinkjer Trondheim Tonsberg Orsta
                             Medlemmer av Den Norske Revisorforening
                             org.nr: 980 211 282

Deloitte & Touche
Statsautoriserte revisorer
Radhusgt, 1
N-3201 Tonsberg
Tel: 33 00 39 00
Fax: 33 00 39 01
www.deloitte.no / ww.deloitte-
legal.no                                                                  [LOGO]

                                 Translation from the original Norwegian version

To the Annual Shareholders' Meeting of Ugland Nordic Shipping ASA

                           AUDITOR'S REPORT FOR 1999

     We have audited the annual financial statements of Ugland Nordic Shipping ASA as of 31 December 1999, showing a profit of NOK 32.297.000 for the parent company and a profit of NOK 1.468.000 for the group. We have also audited the information in the Board of Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on the other information according to the requirements of the Norwegian Act on Auditing and Auditors.

     We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and generally accepted auditing standards in Norway. Generally accepted auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and generally accepted auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion,

     - the financial statements are prepared in accordance with the law and regulations and present the financial position of the Company and of the Group as of 31. December 1999, and the results of its operations and its cash flows for the year then ended, in accordance with generally accepted accounting principles in Norway.

     - the Company's management has fulfilled its duty to maintain the Company's accounting process in such a proper and well-arranged manner that the accounting process is in accordance with the law and generally accepted accounting practices.

     - the information in the Board of Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and complies with the law and regulations.

Tonsberg, 7, April 2000
DELOITTE & TOUCHE

Alf-Anton Eid (signed)
State Authorised Public Accountant (Norway)

[LOGO]                      Bergen Floro Forde Haugesund Knarvik Kristiansand Levanger
                            Lyngdal Oslo
                            Skien Sogndal Stavanger Steinkjer Trondheim Tonsberg Orsta
                            Medlemmer av Den Norske Revisorforening
                            org.nr: 980 211 282

UGLAND NORDIC SHIPPING GROUP

                             PROFIT & LOSS ACCOUNT
                           (ALL FIGURES IN NOK '000)

      UGLAND NORDIC                                                                               UGLAND NORDIC
      SHIPPING ASA                                                                               SHIPPING GROUP
    -----------------                                                                          -------------------
     1999      2000                                                                    NOTE      2000       1999
    -------   -------                                                                  -----   --------   --------
      4,522     6,271   OPERATING INCOME............................................   11/18    817,055    601,955
    -------   -------                                                                          --------   --------
                        OPERATING COSTS/DEPRECIATION
          0         0   Operating costs vessels.....................................           (238,520)  (201,554)
          0         0   Docking costs...............................................   2        (24,439)   (25,717)
    (11,933)  (14,311)  Payroll expense.............................................   3        (14,311)   (11,933)
     (7,489)  (10,545)  Other administrative expense................................   2/3      (12,252)    (9,313)
       (554)     (624)  Ordinary depreciation.......................................   2       (134,714)  (117,103)
    -------   -------                                                                          --------   --------
    (19,976)  (25,480)  Sum operating costs.........................................           (424,236)  (365,620)
    -------   -------                                                                          --------   --------
    (15,454)  (19,209)  OPERATING PROFIT............................................            392,819    236,335
    -------   -------                                                                          --------   --------
                        FINANCIAL INCOME/FINANCIAL COSTS
     36,759    33,531   Interest income.............................................   7         21,537     16,262
     (4,787)   (6,624)  Exchange gains/losses.......................................            (34,113)     2,195
     63,416    68,911   Other financial income                                         7         65,343     21,614
    (30,324)  (17,288)  Interest expense............................................   7/14    (193,733)  (136,867)
       (307)     (704)  Other financial costs.......................................             (1,475)      (849)
    (10,055)  (18,630)  Unrealised currency loss....................................           (197,448)  (120,722)
    -------   -------                                                                          --------   --------
     54,702    59,196   NET FINANCIAL COSTS.........................................           (339,889)  (218,367)
    -------   -------                                                                          --------   --------
     39,248    39,987   PROFIT (LOSS) BEFORE TAXES AND MINORITY INTEREST............             52,930     17,968
    -------   -------                                                                          --------   --------
     (6,951)  (11,614)  Taxes.......................................................   16       (11,610)   (16,500)
    -------   -------                                                                          --------   --------
     32,297    28,373   PROFIT (LOSS) FOR THE YEAR..................................             41,320      1,468
    =======   =======                                                                          ========   ========
          0         0   Minority interest...........................................            (30,438)       368
    -------   -------                                                                          --------   --------
     32,297    28,373   PROFIT (LOSS) FOR THE YEAR AFTER MINORITY INTEREST..........             10,882      1,836
    =======   =======                                                                          ========   ========
                        Result and diluted result per share.........................   10          0.89       0.17
    (25,130)    2,242   Proposed dividend...........................................

UGLAND NORDIC SHIPPING GROUP

                           BALANCE SHEET AS AT 31.12

                                     ASSETS
                           (ALL FIGURES IN NOK '000)

       UGLAND NORDIC                                                                                UGLAND NORDIC
       SHIPPING ASA                                                                                SHIPPING GROUP
    -------------------                                                                         ---------------------
     1999       2000                                                                     NOTE     2000        1999
    -------   ---------                                                                  ----   ---------   ---------
                          FIXED ASSETS
                          INTANGIBLE FIXED ASSETS
     22,001      12,623   Deferred tax assets.........................................   16        12,905      22,213
    -------   ---------                                                                         ---------   ---------
     22,001      12,623   TOTAL INTANGIBLE FIXED ASSETS...............................             12,905      22,213
    -------   ---------                                                                         ---------   ---------
                          TANGIBLE FIXED ASSETS
          0           0   Vessels.....................................................   2/8/13 3,404,550   2,583,050
      2,706       2,333   Fixtures and fittings, office machinery, etc................   2          2,333       2,706
    -------   ---------                                                                         ---------   ---------
      2,706       2,333   TOTAL TANGIBLE FIXED ASSETS.................................          3,406,883   2,585,756
    -------   ---------                                                                         ---------   ---------
                          FINANCIAL FIXED ASSETS
    259,822     380,561   Investment in subsidiaries..................................   4              0           0
    392,319     507,875   Loans to group companies....................................   6              0           0
          0      14,320   Investments in associates...................................   4         13,912      64,865
    205,604     177,083   Investments in shares and parts of companies................   5/13     177,305     205,741
        299       1,194   Other receivables...........................................   1            194         299
    -------   ---------                                                                         ---------   ---------
    858,044   1,081,033   TOTAL FINANCIAL FIXED ASSETS................................            192,411     270,905
    -------   ---------                                                                         ---------   ---------
    882,751   1,095,989   TOTAL FIXED ASSETS..........................................          3,612,199   2,878,874
    -------   ---------                                                                         ---------   ---------
                          CURRENT ASSETS
                          DEBTORS
      8,232          52   Other debtors...............................................             11,162      17,049
    -------   ---------                                                                         ---------   ---------
      8,232          52   TOTAL DEBTORS...............................................             11,162      17,049
    -------   ---------                                                                         ---------   ---------
                          INVESTMENTS
      2,424       1,542   Marketable securities.......................................   5          1,542       2,424
    -------   ---------                                                                         ---------   ---------
      2,424       1,542   TOTAL INVESTMENTS...........................................              1,542       2,424
    -------   ---------                                                                         ---------   ---------
     36,412     137,202   Bank deposits, cash in hand, etc............................   13       282,288     176,374
    -------   ---------                                                                         ---------   ---------
     47,068     138,796   TOTAL CURRENT ASSETS........................................            294,992     195,847
    -------   ---------                                                                         ---------   ---------
    929,819   1,234,785   TOTAL ASSETS................................................          3,907,191   3,074,721
    =======   =========                                                                         =========   =========

UGLAND NORDIC SHIPPING GROUP

                           BALANCE SHEET AS AT 31.12
                             EQUITY AND LIABILITIES
                           (ALL FIGURES IN NOK '000)

       UGLAND NORDIC                                                                                   UGLAND NORDIC
       SHIPPING ASA                                                                                   SHIPPING GROUP
    -------------------                                                                            ---------------------
     1999       2000                                                                      NOTE       2000        1999
    -------   ---------                                                                  -------   ---------   ---------
                          EQUITY
                          PAID-IN CAPITAL
     54,630      69,549   Share capital (13,909,772 shares @ NOK 5)...................   9/12/17      69,549      54,630
    446,369     669,273   Share premium reserve.......................................   12          669,273     420,369
    -------   ---------                                                                            ---------   ---------
    500,999     738,822   TOTAL PAID-IN CAPITAL.......................................               738,822     474,999
    -------   ---------                                                                            ---------   ---------
                          RETAINED EARNINGS
    136,475     162,605   Other equity................................................   12           76,616      92,893
    -------   ---------                                                                            ---------   ---------
    136,475     162,605   TOTAL RETAINED EARNINGS.....................................                76,616      92,893
    -------   ---------                                                                            ---------   ---------
    637,474     901,427   TOTAL EQUITY BEFORE MINORITIES..............................               815,438     567,892
    -------   ---------                                                                            ---------   ---------
          0           0   Minority interest...........................................                53,375      (1,719)
    -------   ---------                                                                            ---------   ---------
    637,474     901,427   TOTAL EQUITY................................................               868,813     566,173
    -------   ---------                                                                            ---------   ---------
                          LIABILITIES
                          OTHER LONG-TERM LIABILITIES
    195,858     250,188   Liabilities to financial institutions.......................   13/14     2,977,118   2,435,756
     64,526      76,054   Loans to subsidiaries.......................................   6                 0           0
    -------   ---------                                                                            ---------   ---------
    260,384     326,242   TOTAL OTHER LONG-TERM LIABILITIES...........................             2,977,118   2,435,756
    -------   ---------                                                                            ---------   ---------
                          CURRENT LIABILITIES
      3,747       3,033   Accounts payable............................................                     0       3,746
          0           0   Taxes payable...............................................                 3,530       3,528
      3,084       4,042   Public duties payable.......................................                 4,041       3,084
     25,130           0   Dividends...................................................                     0      25,130
          0          41   Other short-term liabilities................................                53,689      37,304
    -------   ---------                                                                            ---------   ---------
     31,961       7,116   TOTAL CURRENT LIABILITIES...................................                61,260      72,792
    -------   ---------                                                                            ---------   ---------
    292,345     333,358   TOTAL LIABILITIES...........................................             3,038,378   2,508,548
    -------   ---------                                                                            ---------   ---------
    929,819   1,234,785   TOTAL EQUITY AND LIABILITIES................................             3,907,191   3,074,721
    =======   =========                                                                            =========   =========

UGLAND NORDIC SHIPPING GROUP

                               CASH FLOW ANALYSIS
                           (ALL FIGURES IN NOK '000)

      UGLAND NORDIC                                                                         UGLAND NORDIC
       SHIPPING ASA                                                                        SHIPPING GROUP
    ------------------                                                                  ---------------------
     1999       2000                                                                       2000        1999
    -------   --------                                                                  ----------   --------
                         CASH FLOW FROM OPERATING ACTIVITIES
     39,248     39,987   Operating income before tax.................................       52,930     17,968
        554        624   Ordinary depreciation.......................................      134,714    117,103
        (25)         0   Profit from sale of non-current assets......................      (76,895)   (29,714)
          0          0   Result from associated companies............................         (222)   (14,521)
      9,340      8,465   Change in trade receivables/payables........................       20,621      1,903
    -------   --------                                                                  ----------   --------
     49,117     49,076   NET CASH PROVIDED BY OPERATING ACTIVITIES...................      131,148     92,739
    -------   --------                                                                  ----------   --------
                         CASH FLOW FROM INVESTING ACTIVITIES
        318          0   Proceeds from sale of fixed assets..........................      154,100    234,578
     (1,652)    (1,146)  Purchase of fixed assets....................................   (1,034,060)  (698,545)
          0    (14,320)  Investment in related companies.............................       75,831          0
          0          0   Payments from related companies.............................            0      1,417
     (1,888)  (120,739)  Investments in subsidiaries.................................            0          0
    (25,960)    29,403   Purchase of shares and parts in other companies.............       29,318    (25,892)
    -------   --------                                                                  ----------   --------
    (29,182)  (106,802)  NET CASH PROVIDED BY INVESTING ACTIVITIES...................     (774,811)  (488,442)
    -------   --------                                                                  ----------   --------
                         CASH FLOW FROM FINANCING ACTIVITIES
          0     70,913   Proceeds from long-term borrowings..........................      842,971    569,483
    (83,380)   (16,583)  Repayment of long-term borrowings...........................     (301,609)  (279,769)
     81,888   (104,029)  Payment on long-term account receivable (payable)...........            0    (35,523)
          0    235,587   Proceeds from issue of shares...............................      235,587          0
    (21,851)   (27,372)  Dividends paid..............................................      (27,372)   (21,851)
    -------   --------                                                                  ----------   --------
    (23,343)   158,516   NET CASH PROVIDED FROM FINANCING ACTIVITIES.................      749,577    232,340
    -------   --------                                                                  ----------   --------
     (3,408)   100,790   Net change in cash and cash equivalents.....................      105,914   (163,363)
     15,552     36,412   Cash and cash equivalents at beginning of year..............      176,374    339,737
    -------   --------                                                                  ----------   --------
     12,144    137,202   CASH AND CASH EQUIVALENTS AT END OF YEAR....................      282,288    176,374
    =======   ========                                                                  ==========   ========

NOTE 1:  ACCOUNTING PRINCIPLES

     The annual accounts are showing the 2000 Profit and Loss Account and Balance Sheet of the holding company Ugland Nordic Shipping ASA and the Ugland Nordic Shipping Group. During 2000 merger have taken place within the Group. Profit and Loss Account and Balance Sheet for 1999 have been restated for comparative purposes. The financial statements are prepared in accordance with The Norwegian Accounting Act of 1998. The accounting principles are described below. All figures are stated in NOK 1,000. Exact figures or figures in a different currency are specially commented.

CONSOLIDATION

     The consolidated accounts cover Ugland Nordic Shipping ASA and subsidiaries where Ugland Nordic Shipping ASA either directly or indirectly owns more than 50% of the shares. Identical accounting principles have been applied to all accounts within the Group.

     When consolidating the subsidiaries, the holding company's shares in subsidiaries have been replaced by these companies' assets and liabilities. All values in excess of the booked equity in subsidiaries have been allocated to those assets (vessels) to which the added value relates. The added value of the vessels is depreciated over the economical life of the vessel. All significant transactions and inter-company balances within the Group have been eliminated.

     Investments in companies where the group owns between 20% and 50% of the voting capital, or where it has a controlling influence (related companies), has been consolidated according to the equity method in the consolidated accounts. The result from these companies is treated as operating income in the consolidated Group accounts.

     Ownership in jointly controlled companies has been entered according to the gross method in the consolidated accounts. The gross method means that incomes, expenses, assets and liabilities are included in the accounts pro rata according to the percentage owned by the Group. The figures are specified per main section in the notes to the accounts.

     Figures for foreign subsidiaries have been converted at rates prevailing at the date of the Balance Sheet, average rates, however, have been utilized for the profit and loss account.

MAIN RULE FOR VALUATION AND CLASSIFICATION OF ASSETS AND LIABILITIES

     Assets meant for permanent ownership or use in the business are classified as fixed assets. Other assets are classified as current assets. Accounts receivable, which fall due for payment within one year are classified as current assets. The classification of current and long-term liabilities is based on the corresponding criteria.

     Some items are valued by other principles. These are mentioned below.

OWNED ITEMS THAT ARE DEPRECIATED

     Fixed assets with a limited lifespan are being depreciated on a linear basis. Newbuildings purchased after 1997 have an expected lifespan of 25 years. Vessels acquired earlier than this has an expected lifespan of 23 years. In both cases an expected residual value has been taken into account.

     Vessels are written down to their fair market value if the vessel's future discounted cash flow is lower than its book value, however, a write-down will be reversed if the basis for it is no longer present.

DOCKING EXPENSES

     Costs related to dry-docking are capitalised as docking costs and depreciated on a linear basis up to the next expected dry-docking. For newbuildings, a part of the purchase price is redefined and capitalised as docking costs. If a vessel is sold, the capitalised docking expenses are booked as part of the gain or loss.

REVENUE RECOGNITION

     Income and expenses related to the voyages are accrued on the basis of the number of days that the voyage lasted in the fiscal period. A voyage is defined as the period from the last discharge until discharge at the next port of call.

FOREIGN CURRENCY

     Monetary items denominated in a foreign currency are translated to the exchange rate on the Balance Sheet day (USD 1 = NOK 8.85). Currency gains or losses are booked as a financial item in the Profit and Loss account.

INTEREST SWAPS AND CURRENCY EXCHANGE FUTURES

     Effects on the result that are related to interest swaps are recorded over the period of the contract. Currency exchange futures are valued at the market value on the date of the Balance Sheet.

CAPITALISED INTEREST EXPENSES

     Interests associated with newbuildings under construction are capitalised as a part of the cost price.

SHARES IN SUBSIDIARIES, JOINTLY CONTROLLED ACTIVITIES AND ASSOCIATES

     Investments in subsidiaries, jointly controlled activities and associates are valued at cost.

OTHER LONG-TERM INVESTMENTS IN SHARES

     Other long-term investments in shares and minor investments in general and limited partnerships, where the company does not hold substantial influence, are carried at cost. These investments will be written down if a permanent deterioration in the value should occur. Dividends received and other surplus distributions from these companies are entered as financial income.

INVESTMENT IN SHARES

     Listed shares, which form part of a trading portfolio, are valued at market value on the Balance Sheet day. Other shares are valued at the lower of average cost and market price on the Balance Sheet day.

BANK DEPOSITS, CASH IN HAND, ETC.

     Bank deposits, cash in hand, etc., includes cash, bank deposits and other monetary instruments with a maturity of less than three months at the date of purchase.

DEBTORS

     Trade debtors and other debtors are carried at face value less provisions for expected loss. Provisions for bad debts are made after evaluation of the individual claim.

PENSIONS

     The basis for recording pension liabilities is estimated salary level upon retirement and years of service. Deviations from estimates and effects of changes in assumptions are amortised over expected remaining years of service if exceeding 10% of the greater of pension liabilities and pension funds (corridor). Changes in the plan are distributed over the remaining years of service. The numbers include social security tax.

NEWBUILDING CONTRACTS

     Payments made according to contract as well as interest and running expenses during the construction are capitalised. Costs, subtracted possible incomes, during the period where the vessel is positioned in order to commence a long-term contract are capitalised as a part of the cost price.

TAXES

     Tax expenses are matched with operating income before tax. Tax associated with equity transactions, e.g. Group contribution, is posted directly to equity. Tax related to recognised share of net income from Norwegian subsidiaries or associated companies is not accounted for, due to the special Norwegian tax legislation for adjusting tax values (RISK).

     The tax expense comprises of taxes payable (tax on this year's direct taxable income) and change in net deferred tax. For the part of the Group's companies that have activities outside the Norwegian tax regime for shipping companies, deferred tax liabilities/assets are calculated as 28% of the temporary timing differences and tax losses carried forward. Temporary timing differences that reverse or may reverse during the same period are offset and reported net. Net deferred tax assets considered recoverable on the basis of future earnings are reported in the Balance Sheet as intangible fixed assets.

     The company's main activities are taxed within the special taxation scheme for shipowning companies, which means that profits are not taxed at the time earned. Taxation is based upon net financial income and dividends paid from untaxed equity. The taxation scheme is providing for a tax credit. The basis for this is that earnings should be used for reinvestment in shipping activities and that all dividend payments in the foreseeable future are to be paid from already taxed profits. If the company was to leave the taxation scheme the company would be taxed after an income valuation based on the actual value of the assets. If the market value of the assets is equal to the book value at that time, untaxed capital at the time of exit will be taxed. Values in excess of the book values will increase the taxable income. The present value of deferred tax relating to the temporary timing differences at companies covered by the special tax scheme for shipowning companies is considered immaterial as the company does not expect the taxable income that these differences represent to materialise within the foreseeable future. The assessment is based on the company's dividend policy, liquidity reserve and the distributable taxed equity in those parts of the Group not covered by the new tax scheme and the company's intention to continue its shipping activities.

CASH FLOW

     The cash flow statement has been prepared using the indirect method. The cash and cash equivalent figures excludes shares and financial instruments with a maturity of more than three months from the date of acquisition.

NOTE 2:  FIXED ASSETS

                                                                  VARIOUS
UNS ASA                                                       OPERATING ASSETS
-------                                                       ----------------
Acquisition cost as at 01.01.2000...........................         4,568
Additions...................................................           272
Disposals...................................................             0
                                                                 ---------
ACQUISITION COST AS AT 31.12.2000...........................         4,840
                                                                 =========
Accumulated depreciation as at 31.12.2000...................         2,507
                                                                 ---------
BOOK VALUE AS AT 31.12.2000.................................         2,333
                                                                 =========
Current year depreciation...................................           624
Useful life.................................................     3-5 years
Depreciation schedule.......................................        Linear

     During 2000 the company has renovated leased offices for approximately NOK 1,000,000. The investment will be depreciated over the duration of the lease, which is 10 years and expires in 2010. The depreciation is presented under administration costs.

     The company has entered into agreements concerning the lease of offices and company cars totalling NOK 1,200,000 per year.

     The amortization cost of the leased assets is included in other administration expense in the Profit and Loss account.

                                                                                          VARIOUS
                                                                          CAPITALIZED    OPERATING
UNS GROUP                                                     SHIPS         DOCKING       ASSETS
---------                                                  -----------    -----------    ---------
Acquisition cost as at 01.01.2000........................    2,738,787        33,441         4,568
Additions................................................    1,017,618        39,616           272
Disposals................................................      (89,879)            0             0
                                                           -----------     ---------     ---------
ACQUISITION COST AS AT 31.12.2000........................    3,666,526        73,057         4,840
                                                           ===========     =========     =========
Activated borrowing costs for ships......................       41,223
Accumulated depreciation as at 31.12.2000................      310,594        24,439         2,507
                                                           -----------     ---------     ---------
Depreciations, write downs and reversed write downs......      310,594        24,439         2,507
                                                           -----------     ---------     ---------
BOOK VALUE AS AT 31.12.2000..............................    3,355,932        48,618         2,333
                                                           ===========     =========     =========
Current year depreciation................................      134,090        24,439           624
Useful life..............................................  23-25 years     2.5 years     3-5 years
Depreciation schedule....................................       Linear        Linear        Linear

NOTE 3:  SALARIES, NUMBER OF EMPLOYEES, BENEFITS, LOANS TO EMPLOYEES ETC.

        UNS ASA                                                                         UNS GROUP
    ---------------                                                                  ---------------
     1999     2000    PAYROLL COSTS                                                   2000     1999
    ------   ------   -------------                                                  ------   ------
     8,857    9,431   Salaries....................................................    9,431    8,857
     1,863    3,083   Social security tax.........................................    3,083    1,863
       515      580   Pension costs...............................................      580      515
       698    1,217   Other benefits..............................................    1,217      698
    ------   ------                                                                  ------   ------
    11,933   14,311   Total.......................................................   14,311   11,933
    ======   ======                                                                  ======   ======
        13       14   Average number of employees.................................       14       13

     The company's employees and the Managing Director are all included in the pension plan.

MANAGING DIRECTOR/BOARD OF DIRECTORS

     The Managing Director received a remuneration of NOK 3,121,009 for 2000, whereof NOK 1,508,400 was salary, NOK 1,436,800 was a bonus and the remaining was other taxable benefits. The Managing Director has an agreement to receive two years remuneration if he leaves the company. At 10 May 2000 the Board of Directors allotted 110,000 shares to the Managing Director and 150,000 shares to the management. The subscription price for these shares was NOK 70 per share. By the issuing of this report all shares have been released. Remuneration to the Board of Directors has been paid with NOK 105,000 to the Chairman, Andreas Ove Ugland, and NOK 85,000 to the other members of the Board. No loans or guarantees have been issued for the management. The management of the company has a bonus scheme related to the annual results of the company. This is calculated on an annual basis.

THE AUDITOR

     Expensed auditor fees for 2000 amounts to NOK 248,000 and NOK 477,240 for consultancy services. For Group companies the auditor fees amounts to NOK 607,500 and NOK 663,825 for consultancy services.

NOTE 4:  SUBSIDIARIES, RELATED COMPANIES ETC.

                                                                                       VOTE-AND
                                                         TIME OF                       OWNERSHIP
COMPANIES                                                PURCHASE    OFFICES             SHARE
---------                                                --------    -------           ---------
SHARES AND PARTS IN SUBSIDIARIES
Jahre Prince AS........................................    1998      Sandefjord         100.00%
Thorsfreddy AS.........................................    1998      Sandefjord         100.00%
Ugland Nordic Investment AS............................    1993      Sandefjord         100.00%
Nordic Akarita AS......................................    1996      Sandefjord         100.00%
Nordic Akarita Investment AS...........................    1993      Sandefjord         100.00%
Nordic Apollo AS.......................................    1991      Sandefjord         100.00%
Nordic Laurita AS......................................    1991      Sandefjord         100.00%
Nordic Sarita Investment AS............................    1997      Sandefjord         100.00%
Nordic Akarita KS......................................    1996      Sandefjord          65.50%
Nordic Laurita KS......................................    1991      Sandefjord          50.50%
Nordic Apollo KS.......................................    1991      Sandefjord          89.00%
Nordic Canadian Shipping Ltd...........................    1992      Canada             100.00%
SHARES AND PARTS IN ASSOCIATED COMPANIES
IUM Shipmanagement AS..................................    2000      Grimstad            33.33%
SHARE OF JOINTLY CONTROLLED COMPANIES
P/R Stena Ugland Shuttle Tankers I DA..................    1998      Sandefjord          50.00%
P/R Stena Ugland Shuttle Tankers II DA.................    1998      Sandefjord          50.00%
P/R Stena Ugland Shuttle Tankers III DA................    1998      Sandefjord          50.00%
Ugland Stena Storage AS................................    2000      Sandefjord          50.00%
Stena Ugland Aframax Shuttle Ltd.......................    1997      Cayman Islands      50.00%

     The ownership of Nordic American Tanker Shipping Ltd. (NAT) shares has not been included according to the equity method as UNS do not have the influence required in order to define NAT as a related company.

ASSOCIATED COMPANIES THAT ARE PRESENTED BY THE GROSS METHOD

     The jointly controlled companies, Partrederiene (PR) Stena Ugland Shuttle Tankers I, II and III DA and Stena Ugland Aframax Shuttle Ltd. are included in the accounts according to the gross method. The Profit and Loss account and Balance Sheet items are incorporated line by line. The table below illustrates the main items, which have been included in the accounts. There is no added value at the time of acquisition.

                                                    PR SUST    PR SUST    PR SUST
                                                     I DA       II DA     III DA      SUAS     USS      TOTAL
                                                    -------    -------    -------    ------    ----    -------
Share of operating income.........................  67,601     62,541          0        626      0     130,768
Share of operating costs..........................  (32,097)   (32,641)        0       (241)   (340)   (65,319)
Share of net financial items......................  (48,033)   (49,289)        0        190    (11)    (97,143)
Share of taxes....................................       0          0          0          0     98          98
                                                    -------    -------    ------     ------    ----    -------
SHARE OF PROFIT/(LOSS) FOR THE YEAR...............  (12,529)   (19,389)        0        575    (253)   (31,596)
                                                    -------    -------    ------     ------    ----    -------
Share of fixed assets.............................  296,351    300,247    85,211      1,201     98     683,108
Share of current assets...........................  22,771      9,964          0          0    267      33,002
                                                    -------    -------    ------     ------    ----    -------
SHARE OF TOTAL ASSETS.............................  319,122    310,211    85,211      1,201    365     716,110
                                                    -------    -------    ------     ------    ----    -------
Share of other long-term debt.....................  296,557    297,806         0          0      0     594,363
Share of short-term debt..........................     300      1,813      3,428          0    368       5,909
                                                    -------    -------    ------     ------    ----    -------
SHARE OF TOTAL DEBT...............................  296,857    299,619     3,428          0    368     600,272
                                                    -------    -------    ------     ------    ----    -------
Share capital.....................................  22,264     10,591     81,783      1,201     (3)    115,836
BALANCE AS AT 01.01.2000..........................  34,793     29,980     23,591      2,580      0      90,944
                                                    -------    -------    ------     ------    ----    -------
Additions/disposals...............................       0          0          0          0    250         250
Share of profit...................................  (12,529)   (19,389)        0        575    (253)   (31,596)
Translation differences...........................       0          0          0        296      0         296
Paid-up/repaid share capital during the period....       0          0     58,192     (2,250)     0      55,942
                                                    -------    -------    ------     ------    ----    -------
BALANCE AS AT 31.12.2000..........................  22,264     10,591     81,783      1,201     (3)    115,836
                                                    =======    =======    ======     ======    ====    =======

ASSOCIATED COMPANIES THAT ARE PRESENTED BY THE EQUITY METHOD

                                                                     IUM
                                                                SHIPMANAGEMENT
                                                                      AS
                                                                --------------
Additions during the period
Original acquisition cost...................................        13,690
Book equity at the time of acquisitions.....................        13,851
Goodwill....................................................         9,073
Balance as at 01.01.2000....................................             0
                                                                    ------
Additions/(disposals).......................................        13,690
Share of profit/(loss) of the year..........................           222
                                                                    ------
BALANCE AS AT 31.12.2000....................................        13,912
                                                                    ======

NOTE 5:  SHARES AND OWNERSHIP IN OTHER COMPANIES, ETC.

                                                                 ACQUISITION     BOOK      MARKET
                                                    OWNERSHIP       COSTS        VALUE      VALUE
                                                    ---------    -----------    -------    -------
FIXED ASSETS
Nordic American Tanker Shipping Ltd. -- Bermuda...    18.80%       177,083      177,083    322,392
                                                                   -------      -------    -------
TOTAL MARKETABLE FIXED ASSETS.....................                 177,083      177,083    322,392
                                                                   =======      =======    =======
CURRENT ASSETS
Shares............................................                   2,044        1,542      1,542
                                                                   -------      -------    -------
TOTAL MARKETABLE CURRENT ASSETS...................                   2,044        1,542      1,542
                                                                   =======      =======    =======

NOTE 6:  INTER-COMPANY BALANCES

                                                                  ACCOUNTS
                                                                 RECEIVABLE       ACCOUNTS PAYABLE
                                                              -----------------   ----------------
                                                               2000      1999      2000     1999
                                                              -------   -------   ------   -------
Subsidiaries................................................  507,875   392,319   76,054    64,526
                                                              -------   -------   ------   -------
TOTAL.......................................................  507,875   392,319   76,054    64,526
                                                              =======   =======   ======   =======

NOTE 7:  SPECIFICATION OF FINANCIAL ITEMS

                                                              INTEREST INCOME   INTEREST EXPENSE
                                                              ---------------   -----------------
                                                               2000     1999     2000      1999
                                                              ------   ------   -------   -------
Subsidiaries................................................  26,303   20,672        0     9,614
Others......................................................   7,228   16,087   17,288    20,710
                                                              ------   ------   ------    ------
TOTAL.......................................................  33,531   36,759   17,288    30,324
                                                              ======   ======   ======    ======

OTHER FINANCIAL INCOME

     UGLAND NORDIC                                                                    UGLAND NORDIC
     SHIPPING ASA                                                                    SHIPPING GROUP
    ---------------                                                                  ---------------
     1999     2000                                                                    2000     1999
    ------   ------                                                                  ------   ------
    27,177   45,019   Dividend....................................................   45,090   21,546
         0    2,250   Income from jointly controlled activities...................        0        0
         0        0   Income from associated companies............................      222        0
    36,171    1,160   Group contribution..........................................        0        0
        68   20,482   Gain on shares..............................................   20,031       68
    ------   ------                                                                  ------   ------
    63,416   68,911   TOTAL.......................................................   65,343   21,614
    ======   ======                                                                  ======   ======

NOTE 8:  NEWBUILDING CONTRACTS

     The jointly controlled company, P/R Stena Ugland Shuttle Tankers III DA, which is owned 50% by Ugland Nordic Investment AS, decided on June 11th, 1998 to purchase the newbuilding contract of Hull 1166 at Tsuneishi Shipbuilding Co., Japan. The ship is a DP2 shuttle tanker of 107,425 dwt, which will be delivered in May 2001. The contract amounts to USD 63,410,000 whereof USD 12,582,000 has been paid as at December 31st, 2000. The next installment in the amount of USD 6,291,000 is due in January 2001. Final installment is USD 44,537,000 and is due at the time of delivery.

     In July 2000 the company entered into an agreement with Golar-Nor Offshore AS on affreightment of two new DP2 shuttle tankers of 92,500 dwt. The contracts are on a bareboat basis and have a timespan of seven years. They will commence in the 4th quarter 2002 and the 1st quarter 2003, respectively. The contracts amount to USD 48,500,000 per vessel.

     In November 2000 the company entered into an agreement with Navion on affreightment of a shuttle tanker of 147,500 dwt during a time period of ten years. The agreement includes options to increase the timespan to a maximum of 25 years and amounts to USD 70,000,000. The charterer has call options during the contract time period.

NOTE 9:  AUTHORISATION TO ISSUE SHARES

     At the Ordinary General Meeting held on 10 May 2000, the Board was given unanimous authority to issue up to 2,000,000 new shares, each of NOK 5 value, at a subscription price to be set by the Board in each instance. The shares will be used in connection with the acquisition of shares, participation in companies including limited partnerships, ships and other assets. Mergers are also included in this authorisation framework. The authorisation comprises share issues against cash deposits. Existing shareholders' preferential participation in the capital increase is withdrawn. The authorisation was given until the next Ordinary General Meeting. At the time of issuing this report, a total of 1,985,000 shares are issued in accordance with the mentioned authority. At the Extraordinary General Meeting held on 28 September 1993, the Board authorised to issue 225,000 shares to a total nominal value of NOK 1,125,000 against cash payment of NOK 50 per share. In accordance with detailed conditions, the company's management is entitled to subscribe for these shares. The authorisation runs until 28 September 2001. At present, 110,000 of the options are remaining, of which Herbjorn Hansson is entitled to all, at a nominal value of NOK 81.75. The authorisation given at the Extraordinary General Meeting held on 28 September 1993 was at the Ordinary General Meeting replaced with a new authorisation. It authorises the Board to issue 110,000 shares to CEO Herbjorn Hansson and 150,000 shares to the company management at a price set by the Board. The authorisation is given until 10 May 2002 but the General Meeting agreed that the authorisation was to be valid until 28 September 2003. On 10 May 2000 the Board set the subscription price of the CEO's 110,000 shares and the management's 150,000 shares to NOK 70 per share. At the time of issuing this report, all the shares are issued in accordance with the authorisation.

NOTE 10:  EARNINGS PER SHARE

     Earnings per share is calculated by dividing net profit by the average number of outstanding shares.

                                                                 1999          2000
                                                              ----------    ----------
Net profit after minority interests.........................   1,836,000    10,882,000
Average number of outstanding shares........................  10,926,063    12,204,349
Net profit and diluted profit per share.....................        0.17          0.89

NOTE 11:  MAJOR TRANSACTIONS

                                                               1999       2000
                                                              -------    ------
Gain on sale of Newbuilding Halla...........................   41,736         0
Gain on sale of M/T Jahre Prince............................        0    76,895
Loss on sale of M/T Nordic Liberita.........................  (12,022)        0
                                                              -------    ------
TOTAL.......................................................   29,714    76,895
                                                              =======    ======

NOTE 12:  EQUITY

UGLAND NORDIC SHIPPING ASA

                                                               SHARE      SHARE     OTHER EQUITY
                                                              CAPITAL    PREMIUM      RESERVES
                                                              -------    -------    ------------
Equity as at 31.12.1999.....................................  54,630     420,369      136,131
Equity issue................................................  14,919     222,904
Merger......................................................              26,000          344
Dividend....................................................                           (2,243)
Net profit..................................................                           28,373
                                                              ------     -------      -------
EQUITY AS AT 31.12.2000.....................................  69,549     669,273      162,605
                                                              ======     =======      =======

UGLAND NORDIC SHIPPING GROUP

                                                               SHARE       SHARE     OTHER EQUITY
                                                              CAPITAL     PREMIUM      RESERVES
                                                              --------    -------    ------------
Equity as at 31.12.1999.....................................   54,630     420,369       92,892
Equity issue................................................   14,919     222,904
Merger......................................................               26,000      (26,000)
Dividend....................................................                            (2,243)
Translation differences.....................................                             1,085
Net profit..................................................                            10,882
                                                               ------     -------      -------
EQUITY AS AT 31.12.2000.....................................   69,549     669,273       76,616
                                                               ======     =======      =======

NOTE 13:  GUARANTEES AND PLEDGED ASSETS

      UGLAND NORDIC                                                                        UGLAND NORDIC
      SHIPPING ASA                                                                        SHIPPING GROUP
    -----------------                                                                  ---------------------
     1999      2000                                                                      2000        1999
    -------   -------                                                                  ---------   ---------
                        Total debt secured by pledged assets, etc.
    195,858   250,188   Debt to financial institutions..............................   2,977,118   2,435,756
    -------   -------                                                                  ---------   ---------
    195,858   250,188   TOTAL.......................................................   2,977,118   2,435,756
    =======   =======                                                                  =========   =========
                        Book value of pledged assets:
          0         0   Vessels.....................................................   3,404,550   2,583,050
      5,765    21,331   Dividends...................................................      21,331       5,765
    206,648         0   Shares in subsidiaries......................................           0           0
    205,604   177,083   Other shares................................................     177,305     205,741
    -------   -------                                                                  ---------   ---------
    418,017   198,414   TOTAL.......................................................   3,603,186   2,794,556
    -------   -------                                                                  ---------   ---------
     35,000    48,232   Guarantees..................................................      48,232      35,000
    =======   =======                                                                  =========   =========

     The total guarantees to lenders of subsidiaries, jointly owned companies, and associated companies amount to NOK 1,936,000,000.

     The total debt of the Group consists of a number of loans that are secured by pledged assets, assignments of earnings, bank accounts for freight revenues and assignment of assurance of the respective vessel.

NOTE 14:  LONG TERM DEBT

                                                              UGLAND NORDIC    UGLAND NORDIC
                                                              SHIPPING ASA     SHIPPING GROUP
INSTALLMENT PROFILE                                               2000              2000
-------------------                                           -------------    --------------
2001........................................................     131,686           507,840
2002........................................................      35,931           298,909
2003........................................................      40,356           426,747
2004........................................................      42,215           386,037
2005 and thereafter.........................................           0         1,357,585
                                                                 -------         ---------
TOTAL DEBT TO FINANCIAL INSTITUTIONS........................     250,188         2,977,118
                                                                 =======         =========

     There have been no loans taken at a discount. The average interest rate in 2000 has been 7.12%. The loan agreements include a number of financial and non-financial covenants. Significant covenants are related to change in ownership structure, contract signings or change of existing contracts, minimum value adjusted equity and minimum liquidity. The company satisfies all covenants as at 31 December 2000.

NOTE 15:  RELATED PARTIES

     Andreas Ove Ugland, the Chairman of UNS, owns a controlling stake in Ugland International Holding, which is a company that owns 2/3 of the shares in IUM Shipmanagement AS. The costs associated with these services are based on competitive rates. UNS is utilising technical management resources from IUM for ten vessels and four newbuildings. Total management-fee paid to IUM for 2000 amounts to USD 1,621,000. As at 31 December 2000 IUM has accounts receivable against UNS Group of USD 581,000.

     Ulf G. Ryder, a Boardmember of UNS, is the President of Stena Bulk AB. The Stena Group owns 500,000 shares in UNS as well as having ownership in three of our vessels, Stena Alexita (50%), Stena Sirita (50%) and the newbuilding with delivery in 2001 (50%). Additionally, Stena owns 50% of Ugland Stena Storage AS and 50% of a company that is chartering in and timechartering out the Stena Akarita.

NOTE 16:  TAX EXPENSE

     UGLAND NORDIC                                                                    UGLAND NORDIC
     SHIPPING ASA                                                                     SHIPPING GROUP
    ---------------                                                                  ----------------
     1999     2000    THE TAX EXPENSE COMPRISES FROM                                  2000      1999
    ------   ------   ------------------------------                                 -------   ------
         0        0   Tax payable.................................................       112      698
     6,951   11,614   Change in deferred taxes....................................    11,498   15,802
         0        0   Effect of tax law changes...................................         0        0
    ------   ------                                                                  -------   ------
     6,951   11,614   Tax expense -- ordinary result, Norway......................    11,610   16,500
    ======   ======                                                                  =======   ======

     UGLAND NORDIC                                                                    UGLAND NORDIC
     SHIPPING ASA                                                                     SHIPPING GROUP
    ---------------                                                                  ----------------
     1999     2000    RECONCILIATION OF NOMINAL TO ACTUAL TAX RATE                    2000      1999
    ------   ------   --------------------------------------------                   -------   ------
    39,248   39,987   Ordinary result after taxes.................................    52,930   17,968
         0        0   Extraordinary result before taxes...........................         0        0
    ------   ------                                                                  -------   ------
    39,248.. 39,987   NET PROFIT BEFORE TAXES.....................................    52,930   17,968
    ======   ======                                                                  =======   ======
    10,990   11,197   Expected income tax according to nominal tax rate (28%).....    14,820    5,031
    ------   ------                                                                  -------   ------
                      Tax effect from the following items
    336...      269   Non-tax-deductible expenses.................................       667      356
    (4,506)       0   Non-taxable revenue.........................................      (161)  (4,506)
         0        0   Results from tax scheme for ship owning companies...........    15,941   19,247
        (5)      (5)  Effect of dividend..........................................         0       (5)
    0.....        0   Change in deferred tax asset................................   (13,267)     271
       136      153   Other items.................................................    (6,390)  (3,894)
    ------   ------                                                                  -------   ------
     6,951   11,614   Tax expense.................................................    11,610   16,500
    ------   ------                                                                  -------   ------
     17.7%    29.0%   Effective tax rate..........................................     21.9%    91.8%
    ======   ======                                                                  =======   ======

UGLAND NORDIC SHIPPING ASA

     Specification of tax effect from temporary differences and tax losses carried forward

                                                                   2000                 1999
                                                            ------------------   ------------------
                                                            ASSETS   LIABILITY   ASSETS   LIABILITY
                                                            ------   ---------   ------   ---------
Operating assets..........................................                           11
Intangible fixed assets...................................       2
Fixed financial assets....................................     618                  230
Receivables...............................................                                     84
Investments...............................................      44                2,699
Current liabilities.......................................              84
Profit & Loss Account.....................................   7,579                9,468
Tax losses carry forward..................................   4,464                9,677
                                                            ------      --       ------    ------
TOTAL.....................................................  12,707      84       22,085        84
                                                            ======      ==       ======    ======
Deferred tax assets/liabilities...........................  12,623                         22,001
Off-balance sheet deferred tax asset
                                                            ------      --       ------    ------
NET DEFERRED TAX ASSET/LIABILITY..........................  12,623       0            0    22,001
                                                            ======      ==       ======    ======

     The deferred tax asset is based on future income.

UGLAND NORDIC SHIPPING GROUP

     Specification of tax effect from temporary differences and tax losses carried forward

                                                                   2000                 1999
                                                            ------------------   ------------------
                                                            ASSETS   LIABILITY   ASSETS   LIABILITY
                                                            ------   ---------   ------   ---------
Operating assets..........................................       2                  452
Intangible fixed assets...................................     618
Fixed financial assets....................................               478        230
Receivables...............................................                                   83
Investments...............................................      37                2,215
Current liabilities.......................................                86
Profit & Loss Account.....................................             2,316      9,086
Tax losses carry forward..................................  15,134               23,580
                                                            ------     -----     ------      --
TOTAL.....................................................  15,791     2,880     35,563      83
                                                            ======     =====     ======      ==
Deferred tax asset........................................  12,911               35,480
Off-balance sheet deferred tax asset......................       6               13,267
                                                            ------     -----     ------      --
NET DEFERRED TAX ASSET....................................  12,905         0     22,213       0
                                                            ======     =====     ======      ==

     The Group has NOK 486,215 in untaxed equity covered by the special taxation scheme for shipowners.

     The deferred tax asset is based on future income.

     As at 31 December 2000 UNS and the UNS Group have tax losses to be carried forward amounting to NOK 15,942 and NOK 54,049, respectively.

     The tax losses to be carried forward expire in 2004.

NOTE 17:  SHARE CAPITAL AND SHAREHOLDERS

     As at 31 December 2000 the share capital of UNS consists of 13,909,772 A-class shares at a nominal value of NOK 5. Refer to page 32 for a list of shareholders as at 26 March 2001. All shares give equal voting rights.

THE 20 LARGEST SHAREHOLDERS AS AT 31 DECEMBER 2000

NAME                                                            NO. OF SHARES    % OF TOTAL
----                                                            -------------    ----------
1   Andreas Ugland family...................................      2,667,753        19.18%
2   Knut Axel Ugland Holding................................      1,377,809         9.91%
3   ABBC Asset Management...................................      1,242,867         8.94%
4   L. Gill-Johannessen AS..................................        640,000         4.60%
5   Odin Norge..............................................        596,300         4.29%
6   Orkla ASA...............................................        515,964         3.71%
7   Stena Bulk AB...........................................        500,000         3.59%
8   Folketrygdfondet........................................        460,000         3.31%
9   Tine Pensjonskasse......................................        434,950         3.13%
10  First Olsen Tankers.....................................        361,500         2.60%
11  Storebrand Livsforsikring...............................        308,300         2.22%
12  Aksjefondet Gambak......................................        300,000         2.16%
13  Verdipapirfondet Skagen.................................        300,000         2.16%
14  DnB Markets.............................................        288,300         2.07%
15  Hartog & Co. AS.........................................        210,000         1.51%
16  Vital Forsikring ASA....................................        200,700         1.44%
17  Ugland Capital Partners.................................        185,000         1.33%
18  K-Holding AS............................................        166,000         1.19%
19  Euroclear Bank AS.......................................        150,900         1.08%
20  Gezina AS...............................................        145,200         1.04%
     Others.................................................      2,858,229        20.55%
                                                                 ----------       -------
TOTAL.......................................................     13,909,772       100.00%
                                                                 ==========       =======

SHARES IN UNS AS OWNED/CONTROLLED BY THE COMPANY'S DIRECTORS AS AT 31 DECEMBER 2000

                                                                NO. OF SHARES
                                                                -------------
Tharald Brovig..............................................        145,200
Herbjorn Hansson (CEO.).....................................         90,000
Njal Hansson................................................        128,000
Ulf G. Ryder................................................              0
Christian Rytter jr.........................................        641,000
Andreas Ove Ugland (Chairman)...............................        185,000
Johan Benad Ugland..........................................      2,667,753
                                                                  ---------
TOTAL.......................................................      3,856,953
                                                                  =========

NOTE 18:  AREA OF BUSINESS

     The UNS Group has only one area of business, which is oceangoing transportation. The company operating income is split between 86% sales in Norway and 14% in Finland.

NOTE 19:  FORWARD RATE AGREEMENTS

     The following forward rate agreements have been entered

AMOUNT                                                        INTEREST RATE    START DATE    DURATION
------                                                        -------------    ----------    --------
USD 10 m....................................................     6.030%         19.12.97     4 years
USD 15 m....................................................     6.030%         12.05.98     4 years
USD 10 m....................................................     5.940%         19.05.98     3 years
USD 10 m....................................................     5.700%         17.03.99     3 years

     In addition, USD 67,000,000 relating to debt on two vessels has been secured through regulations in the time charter rate as a result of interest changes.

NOTE 20:  CONDITIONAL OUTCOME

     There are no events with conditional outcome at the end of the financial year and no events have taken place subsequent to the balance sheet date that will affect the given financial statements.

UGLAND NORDIC SHIPPING GROUP

                            PROFIT AND LOSS ACCOUNT
                 (ALL FIGURES ARE EXPRESSED IN NOK IN MILLIONS)

                                                               THREE MONTHS
                                                              ENDED MARCH 31,
                                                              ---------------
                                                              2001      2000
                                                              -----    ------
                                                                (UNAUDITED)
Operating income............................................  226.0     148.9
Operating expenses..........................................  (69.5)    (47.4)
Administrative expenses.....................................   (7.3)     (4.9)
                                                              -----    ------
Result before depreciation..................................  149.2      96.6
                                                              -----    ------
Docking expenses............................................   (7.1)     (5.8)
Ordinary depreciation.......................................  (41.8)    (33.3)
                                                              -----    ------
OPERATING PROFIT............................................  100.3      57.5
                                                              -----    ------
Interest income.............................................    2.7       1.4
Currency gain/(loss) realised...............................    9.8       6.7
Other financial income......................................   40.8       6.0
Interest expenses...........................................  (49.5)    (41.0)
Other financial expenses....................................  (11.8)     (0.5)
Net financial items.........................................   (8.0)    (27.4)
                                                              -----    ------
Profit before unrealised currency items.....................   92.3      30.1
                                                              -----    ------
Unrealised currency items...................................  (85.1)   (123.1)
                                                              -----    ------
RESULT BEFORE TAX AND MINORITY INTERESTS....................    7.2     (93.0)
                                                              -----    ------
Tax.........................................................    0.0       0.0
                                                              -----    ------
RESULT BEFORE MINORITY INTERESTS............................    7.2     (93.0)
                                                              -----    ------
Minority interests..........................................  (11.0)      5.6
                                                              -----    ------
RESULT......................................................   (3.8)    (87.4)
                                                              =====    ======

                                 BALANCE SHEET
                 (ALL FIGURES ARE EXPRESSED IN NOK IN MILLIONS)

                                                                AS AT         AS AT
                                                              MARCH 31,    DECEMBER 31,
                                                                2001           2000
                                                              ---------    ------------
                                                              (UNAUDITED)
ASSETS
Ships.......................................................   3,419.8       3,404.5
Other fixed assets..........................................     212.8         207.7
Other current assets........................................      85.1          12.7
Bank deposits...............................................     281.9         282.3
                                                               -------       -------
TOTAL ASSETS................................................   3,999.6       3,907.2
                                                               =======       =======
EQUITY AND LIABILITIES
Equity (incl. 14,169,772 shares @ NOK 5)....................     829.7         815.4
Minority interests..........................................      64.3          53.4
Long-term Debt..............................................   3,052.2       2,977.1
Current liabilities.........................................      53.4          61.3
                                                               -------       -------
TOTAL LIABILITIES AND EQUITY................................   3,999.6       3,907.2
                                                               =======       =======

                          TEEKAY SHIPPING CORPORATION

            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                              AS AT MARCH 31, 2001
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                  PRO FORMA                PRO FORMA
                                                     TEEKAY(i)   ADJUSTMENTS   NOTES   CONSOLIDATED(ii)
                                                     ---------   -----------   -----   -----------------
ASSETS
Current
Cash and cash equivalents..........................    296,940     (79,399)      (4)         217,541
Marketable securities..............................      7,270          --                     7,270
Accounts receivable................................     76,180          --                    76,180
Prepaid expenses and other assets..................     27,188          --                    27,188
                                                     ---------     -------                 ---------
Total current assets...............................    407,578     (79,399)                  328,179
                                                     ---------     -------                 ---------
Marketable securities..............................     43,844          --                    43,844
Vessels and equipment (including advances on new
  building contracts)..............................  1,944,208          --                 1,944,208
Investment in joint ventures.......................     46,402          --                    46,402
Other assets.......................................     17,482          --                    17,482
Goodwill...........................................     58,818      31,688       (4)          90,506
                                                     ---------     -------                 ---------
                                                     2,518,332     (47,711)                2,470,621
                                                     =========     =======                 =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable...................................     20,924          --                    20,924
Accrued liabilities................................     48,408          --                    48,408
Current portion of long-term debt..................    123,058          --                   123,058
                                                     ---------     -------                 ---------
Total current liabilities..........................    192,390          --                   192,390
                                                     ---------     -------                 ---------
Long-term debt.....................................    985,636          --                   985,636
Other long-term liabilities........................     38,558          --                    38,558
                                                     ---------     -------                 ---------
Total liabilities..................................  1,216,584          --                 1,216,584
                                                     ---------     -------                 ---------
Minority interest..................................     66,968     (47,711)      (4)          19,257
Stockholders' equity...............................    458,605          --                   458,605
Capital stock......................................    777,618          --                   777,618
Accumulated other comprehensive loss...............     (1,443)         --                    (1,443)
                                                     ---------     -------                 ---------
Total stockholders' equity.........................  1,234,780          --                 1,234,780
                                                     ---------     -------                 ---------
                                                     2,518,332     (47,711)                2,470,621
                                                     =========     =======                 =========

---------------

(i) Reflects the acquisition of a 64% interest in UNS on March 6, 2001.

(ii) Pro Forma as though the remaining 36% interest in UNS was purchased on March 31, 2001.

     The accompanying notes are an integral part of the unaudited pro forma consolidated condensed financial statements

                          TEEKAY SHIPPING CORPORATION

         UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 2001
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                               UNS
                                                           (JANUARY 1 -
                                                              MARCH        PRO FORMA             PRO FORMA
                                               TEEKAY(i)      5/01)       ADJUSTMENTS   NOTES   CONSOLIDATED
                                               ---------   ------------   -----------   -----   ------------
NET VOYAGE REVENUES
Voyage revenues..............................   307,886       17,188                              325,074
Voyage expenses..............................    62,730          928                               63,658
                                                -------       ------        ------                -------
Net voyage revenues..........................   245,156       16,260                              261,416
                                                -------       ------        ------                -------
OPERATING EXPENSES
Vessel operating expenses....................    33,879        4,371                               38,250
Time charter hire expense....................    17,183           --                               17,183
Depreciation and amortization................    27,351        4,206                               31,557
Goodwill amortization........................       170           --           948       (5a)       1,118
General and administrative...................    10,838        1,207                               12,045
                                                -------       ------        ------                -------
                                               89,421..        9,784           948                100,153
                                                -------       ------        ------                -------
Income from vessel operations................   155,735        6,476          (948)               161,263
                                                -------       ------        ------                -------
OTHER ITEMS
Interest expense.............................   (14,786)      (3,717)       (2,840)      (5b)     (21,343)
Interest income..............................     2,803          197                                3,000
Equity income................................     2,793          481            94       (5c)       3,368
Other income (loss)..........................    (1,857)         455           211       (5d)      (1,191)
                                                -------       ------        ------                -------
                                                (11,047)      (2,584)       (2,535)               (16,166)
                                                -------       ------        ------                -------
NET INCOME...................................   144,688        3,892        (3,483)               145,097
                                                =======       ======        ======                =======
Proforma Basic Earnings per Common Share.....                                                     $  3.70
Proforma Diluted Earnings per Common Share...                                                     $  3.60
Weighted average number of shares outstanding
  (thousands)................................                                                      39,230

---------------

(i) Includes results of UNS (64% interest) for the period March 6, 2001 to March 31, 2001.

     The accompanying notes are an integral part of the unaudited pro forma consolidated condensed financial statements

                          TEEKAY SHIPPING CORPORATION

         UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                   PRO FORMA             PRO FORMA
                                              TEEKAY      UNS     ADJUSTMENTS   NOTES   CONSOLIDATED
                                              -------   -------   -----------   -----   ------------
NET VOYAGE REVENUES
Voyage revenues.............................  893,226    69,081                            962,307
Voyage expenses.............................  248,957        --                            248,957
                                              -------   -------     -------              ---------
Net voyage revenues.........................  644,269    69,081                            713,350
                                              -------   -------     -------              ---------
OPERATING EXPENSES
Vessel operating expenses...................  125,415    20,660                            146,075
Time charter hire expense...................   53,547        --                             53,547
Depreciation and amortization...............  100,153    18,610                            118,763
Goodwill amortization.......................       --        --       4,534      (5a)        4,534
General and administrative..................   37,479     5,966                             43,445
                                              -------   -------     -------              ---------
                                              316,594    45,236       4,534                366,364
                                              -------   -------     -------              ---------
Income from vessel operations...............  327,675    23,845      (4,534)               346,986
                                              -------   -------     -------              ---------
OTHER ITEMS
Interest expense............................  (74,540)  (16,641)    (15,319)     (5b)     (106,500)
Interest income.............................   13,021     2,069                             15,090
Equity income                                   9,546     2,240                             11,786
Other income (loss).........................   (5,682)    3,874                             (1,808)
                                              -------   -------     -------              ---------
                                              (57,055)   (8,458)    (15,319)               (81,432)
                                              -------   -------     -------              ---------
Net income..................................  270,020    15,387     (19,853)               265,554
                                              =======   =======     =======              =========
Pro forma Basic Earnings per Common Share...                                             $    6.90
Pro forma Diluted Earnings per
  Common Share..............................                                             $    6.75
Weighted average number of shares
  outstanding (thousands)...................                                                38,468

     The accompanying notes are an integral part of the unaudited pro forma consolidated condensed financial statements

                          TEEKAY SHIPPING CORPORATION
              NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                              FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

     The unaudited pro forma consolidated condensed financial statements (the "Financial Statements") give effect to the acquisition (the "Acquisition") of 100% of the issued and outstanding shares of Ugland Nordic Shipping ASA ("UNS") by Teekay Shipping Corporation ("Teekay"). The Financial Statements have been prepared by management in accordance with accounting principles generally accepted in the United States from the information derived from the audited historical financial statements of Teekay and UNS (adjusted as indicated in Note 3 below) for the year ended December 31, 2000 and the unaudited historical financial statements for the three months ended March 31, 2001. In the opinion of management, the Financial Statements include all adjustments necessary for fair presentation.

     As of March 31, 2001, Teekay had purchased approximately 64% of the issued and outstanding shares of UNS. Subsequent to March 31, 2001, Teekay acquired the remaining 36% of the issued and outstanding shares in UNS. Accordingly, the Financial Statements contained herein give effect to the acquisition of 100% of the issued and outstanding shares of UNS.

     The unaudited pro forma consolidated condensed statements of income for the three months ended March 31, 2001 and the year ended December 31, 2000 give effect to the Acquisition as though it had taken place on January 1, 2000. The unaudited pro forma consolidated condensed balance sheet as at March 31, 2001 is based on the unaudited consolidated balance sheets of Teekay and UNS as of that date and gives effect to the Acquisition as though the remaining 36% of the issued and outstanding shares in UNS were purchased on March 31, 2001.

     The Financial Statements are not necessarily indicative of what the results of operations and financial position would have been, nor do they purport to project Teekay's results of operations for any future periods. The Financial Statements also do not include any expected benefits or cost savings arising from the Acquisition. The Financial Statements should be read in conjunction with the consolidated financial statements of Teekay and UNS referred to above.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting policies followed in preparing the Financial Statements are those used by Teekay as set out in the consolidated financial statements contained in Teekay's Annual Report on Form 20-F as at and for the year ended December 31, 2000, and in Teekay's Quarterly Report on Form 6-K for the three months ended March 31, 2001.

3.   ACCOUNTING TREATMENT FOR THE ACQUISITION

     The Acquisition has been accounted for using the purchase method of accounting. The results of operations of UNS are included from the assumed date of acquisition. UNS' accounting policies have been adjusted to be consistent with those of Teekay.

                          TEEKAY SHIPPING CORPORATION
              NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                      FINANCIAL STATEMENTS -- (CONTINUED)

4.   PRO FORMA GENERAL ASSUMPTIONS AND PURCHASE PRICE ALLOCATION

GENERAL ASSUMPTIONS

     Teekay purchased all of the issued and outstanding shares of Ugland Nordic Shipping ASA ("UNS Shares") at an average price per share of Norwegian Kroner 136 in cash or U.S. $15.26 per share. The Financial Statements reflect the following:

    -  100% of outstanding UNS Shares were exchanged for cash;

    - all common shareholders of UNS at March 31, 2001 have tendered their shares, representing 14,169,772 UNS Shares;

    -  total purchase consideration (in millions of U.S.
       dollars):

            Cash paid -- prior to March 31, 2001................  $136.9

            Cash paid -- subsequent to March 31, 2001...........    79.4

            Estimated transaction and integration costs included
             in accounts payable and accrued liabilities........     7.0
                                                                  ------

                                                                  $223.3
                                                                  ======

PURCHASE PRICE ALLOCATION

     The excess of the purchase price over the fair market value of the net assets of UNS has been allocated to goodwill. The purchase price includes an accrual of $7.0 million for estimated transaction and integration costs.

     The following table describes the allocation of the purchase price as at March 31, 2001 (in millions of U.S. dollars):

                                                                64%         36%
                                                              INTEREST    INTEREST    TOTAL
                                                              --------    --------    -----
                                                                 $           $          $
Net assets acquired.........................................    84.9        47.7      132.6
Goodwill....................................................    59.0        31.7       90.7
                                                               -----        ----      -----
                                                               143.9        79.4      223.3
                                                               =====        ====      =====

     The pro forma consolidated condensed balance sheet incorporates the following adjustments:

     - the purchase price consideration and allocation adjustments as described above, including the following adjustment to minority interest (in millions of U.S. dollars):


       Net assets acquired.........................................  $132.6

       Ownership interest as of March 31, 2001.....................     64%

       Minority interest portion of net assets acquired............  $ 47.7
                                                                     ======

                          TEEKAY SHIPPING CORPORATION
              NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                      FINANCIAL STATEMENTS -- (CONTINUED)

5.   UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME

     The unaudited pro forma consolidated condensed statements of income incorporates the following adjustments:

     (a) Goodwill amortization related to the Acquisition of UNS is calculated on a straight-line basis over a 20 year period. As a result, goodwill amortization increased by $0.9 million for the three months ended March 31, 2001 and by $4.5 million for the year ended December 31, 2000.

     (b) Interest expense at 6.5% and 7.1% (the average historical cost of debt on outstanding debt for the three months ended March 31, 2001 and the year ended December 31, 2000, respectively) has been increased by $2.8 million for the three months ended March 31, 2001 and by $15.3 million for the year ended December 31, 2000 to reflect the additional interest expense that would have been incurred had the Acquisition occurred on January 1, 2000.

     (c) Teekay's equity income for the three months ended March 31, 2001 has been adjusted to reverse the equity loss earned from the 9% ownership in UNS for the period from January 1, 2001 to March 5, 2001 so that the results for the three months ended March 31, 2001 give effect to the Acquisition as if it had it taken place on January 1, 2000.

     (d) Teekay's other income (loss) for the three months ended March 31, 2001 has been adjusted to reverse the minority interest portion of UNS' results for the period from March 6, 2001 to March 31, 2001 so that the results for the three months ended March 31, 2001 give effect to the Acquisition as if it had it taken place on January 1, 2000.

6.   UNAUDITED PRO FORMA CONSOLIDATED EARNINGS PER SHARE

     The unaudited pro forma consolidated earnings per share have been calculated based upon the weighted average number of Teekay Shares outstanding during the periods presented.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TEEKAY SHIPPING CORPORATION




Date: June 7, 2001                      By: /s/ Peter S. Antturi
                                            ------------------------------------
                                            Peter S. Antturi
                                            Vice President and Chief Financial
                                            Officer